FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                             As of November 23, 2005

                                  TENARIS, S.A.
                 (Translation of Registrant's name into English)

                                  TENARIS, S.A.
                           46a, Avenue John F. Kennedy
                                L-1855 Luxembourg
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                         Form 20-F |X|   Form 40-F  |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|          No  |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Tenaris's press release announcing it makes binding offer to acquire additional welded pipe assets in Argentina.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: November 23, 2005


                                  Tenaris, S.A.


By: /s/ Cecilia Bilesio
-----------------------
Cecilia Bilesio
Corporate Secretary

            Tenaris Makes Binding Offer to Acquire Additional Welded
                            Pipe Assets in Argentina

     LUXEMBOURG--(BUSINESS WIRE)--Nov. 22, 2005--Tenaris S.A. (NYSE:TS) (BCBA:TS) (BMV:TS) (BI:TEN) announced today that, through its Argentine welded pipe subsidiary, Siat S.A, it has made a binding offer to acquire the welded pipe assets and facilities of Acindar Industria Argentina de Aceros S.A. (Acindar) located in Villa Constitucion, Santa Fe, for approximately US$28 million. The proposed acquisition has been approved by the Argentine competition authorities but remains subject to Acindar being released from its general restriction on asset dispositions under its ongoing out-of-court debt restructuring and the satisfaction of applicable publicity requirements relating to bulk transfers of assets.
     The facilities that would be acquired with this transaction have an annual capacity of 80,000 tons of welded pipes whose small diameter size range would complement the range of welded pipes that it currently produces in Argentina.
     Tenaris is a leading global manufacturer of seamless steel pipe products and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries and a leading regional supplier of welded steel pipes for gas pipelines in South America. Domiciled in Luxembourg, it has pipe manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico, Romania and Venezuela and a network of customer service centers present in over 20 countries worldwide.


    CONTACT: Tenaris
             Nigel Worsnop, 1-888-300-5432
             www.tenaris.com